

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2010

Dennis P. Angner
President and Chief Financial Officer
Isabella Bank Corporation
401 N. Main Street
Mt. Pleasant, Michigan 48858

**Re:     Isabella Bank Corporation**
**Form 10-K**
**Filed  March 11, 2010**
**File No.  000-18415**

**Form 10-Q**
**Filed  May 7, 2010**
**File No.  000-18415**

Dear Mr. Angner:

We have completed our review of your Form 10-K, related filings and amendments and have no further comments at this time.

Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3464 with any other questions.

Sincerely,

Kathryn McHale
Attorney-Advisor